United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer -U.S. Robotics, Inc.

Title or Class of Securities - Common Stock

CUSIP Number - 90338F100

Check the following box if a fee is being paid with this statement [  ].

Cusip No.90338F100

Page 2 of 10 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Companies, Inc. - 43-1325032 (formerly known as Twentieth Century Companies, Inc.)


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

         6,926,000

6.   Shared voting power

         0

7.   Sole dispositive power

         6,926,000

8.   Shared dispositive power

         0

9.   Aggregate amount beneficially owned by each reporting person

         6,926,000

10.  Check box if the aggregate amount in Row (9) excludes certain shares -



11.  Percent of class represented by amount in Row 9

         7.8%

12.  Type of reporting person*

         HC

Cusip No.90338F100

Page 3 of 10 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Investment Management, Inc. - 44-0640487 (formerly known as Investors Research Corporation)


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

         6,916,000

6.   Shared voting power

         0

7.   Sole dispositive power

         6,916,000

8.   Shared dispositive power

         0

9.   Aggregate amount beneficially owned by each reporting person

         6,916,000

10.  Check box if the aggregate amount in Row (9) excludes certain shares -



11.  Percent of class represented by amount in Row 9

         7.8%

12.  Type of reporting person*

     IA

Cusip No.90338F100

Page 4 of 10 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Mutual Funds, Inc. - 44-6006315 (formerly known as Twentieth Century Investors, Inc.)


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Maryland


5.   Sole voting power

         6,850,000

6.   Shared voting power

         0

7.   Sole dispositive power

         6,850,000

8.   Shared dispositive power

         0

9.   Aggregate amount beneficially owned by each reporting person

         6,850,000

10.  Check box if the aggregate amount in Row (9) excludes certain shares -



11.  Percent of class represented by amount in Row 9

         7.7%

12.  Type of reporting person*

     IV

Cusip No. 90338F100

Page 5 of 10 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     James E. Stowers, Jr. - ###-##-####


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     United States


5.   Sole voting power

         6,926,000

6.   Shared voting power

         0

7.   Sole dispositive power

         6,926,000

8.   Shared dispositive power

         0

9.   Aggregate amount beneficially owned by each reporting person

         6,926,000

10.  Check box if the aggregate amount in Row (9) excludes certain shares -



11.  Percent of class represented by amount in Row 9

         7.8%

12.  Type of reporting person*

         IN

SCHEDULE 13G


Item 1(a).   NAME OF ISSUER

                  U.S. Robotics, Inc.

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  8100 N McCormick
                  Skokie, IL 60076-2999

Item 2(a).   NAME OF PERSONS FILING

     American Century Companies, Inc., on its behalf and on behalf of:

     American Century Investment Management, Inc.
     American Century Mutual Funds, Inc.
     James E. Stowers, Jr.


Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street, P.O. Box 418210, Kansas City, MO 64141-9210
     Attn:  David H. Reinmiller


Item 2(c).   CITIZENSHIP

     Delaware


Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock


Item 2(e).     CUSIP NO.

     90338F100


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Parent Holding Company, in accordance with
                  Rule 13d-1(b)(ii)(G) (Note:  See Item 7).


Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

         9,926,000

     (b)  Percent of class:

         7.8%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                    6,926,000

          (ii) shared power to vote or to direct the vote:
                    0

          (iii)sole power to dispose or to direct the disposition of:
                    6,926,000

          (iv) shared power to dispose or to direct the disposition of:
                    0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     American Century Investment Management, Inc. (formerly Investors Research Corporation), a registered investment adviser and a wholly-owned subsidiary of American Century Companies, Inc. (formerly Twentieth Century Companies, Inc.), manages, pursuant to management agreements, the investments of six registered investment companies, American Century Mutual Funds, Inc., American Century World Mutual Funds, Inc., American Century Capital Portfolios, Inc., American Century Premium Reserves, Inc., TCI Portfolios, Inc., and American Century Strategic Asset Allocations, Inc. It also manages the assets of institutional investor accounts.

     Benham Management Corporation, a registered investment adviser, manages, pursuant to management agreements, the investments of ten registered investment companies, Capital Preservation Fund, Inc., Capital Preservation Fund II, Inc., Benham Government Income Trust, Benham Target Maturities Trust, Benham California Tax-Free and Municipal Funds, Benham Municipal Trust, Benham Equity Funds, Benham International Funds, Benham Investment Trust, and Benham Manager Funds.

     Both American Century Investment Management, Inc. and Benham Management Corporation are wholly-owned subsidiaries of American Century Companies, Inc.

     The securities that are the subject of this report are owned by and held for such investment companies and separate institutional investor accounts. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for such investment companies and separate institutional investor accounts.

     American Century Mutual Funds, Inc. (formerly Twentieth Century Investors, Inc.) owned 6,850,000 shares or 7.7% of the securities that are the subject of this report.

     For further information regarding the ownership of the securities that are the subject of this report, see Exhibit A attached hereto.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     See attached Exhibits A and B.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A


Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A


Item 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 3, 1997               AMERICAN CENTURY COMPANIES, INC.
     Date

                               By: /s/ William M. Lyons
                                   William M. Lyons
                                   Executive Vice President

EXHIBIT A

IDENTITY AND ITEM 3 CLASSIFICATION OF A SUBSIDIARY OF PARENT HOLDING COMPANIES

     This Schedule 13G is being filed by American Century Companies, Inc. ("ACC"). American Century Investment Management, Inc. ("ACIM") and Benham Management Corporation ("BMC"), each an investment adviser registered under
Section 203 of the Investment Advisors Act of 1940, are wholly-owned subsidiaries of ACC. Mr. James E. Stowers, Jr., controls ACC by virtue of his beneficial ownership of a majority of the voting stock of ACC.

     As a result of its status as investment advisor to six investment companies registered under Section 8 of the Investment Company Act and to several institutional investors, ACIM is deemed to be the beneficial owner of 6,916,000 shares (the "Shares") or 7.8% of the outstanding common stock of U.S. Robotics, Inc. (the "Issuer").

     ACC, as a result of its control of ACIM and BMC, and Mr. Stowers, as a result of his control of ACC, are also deemed to beneficially own all such shares deemed to be beneficially owned by ACIM and BMC. Mr. Stowers, ACC, ACIM and BMC all disclaim beneficial ownership of the Shares.

     The ownership of one investment company client of ACIM, American Century Mutual Funds, Inc. ("ACMF"), totalled 6,850,000 shares or 7.7% of the outstanding common stock of the Issuer.

     This Schedule 13G is being filed by ACC on behalf of ACC, ACIM, ACMF and Mr. Stowers.

EXHIBIT B

Rule 13d-1(f)(1)(iii) Agreement


     Each of the undersigned hereby agrees and consents to the execution and joint filing on its or his behalf by American Century Companies, Inc. of this
Schedule 13G respecting the beneficial ownership of the common stock of U.S. Robotics, Inc. at December 31, 1996.

     Dated this 3rd day of February, 1997.

                                American Century Companies, Inc.


                                By: /s/ William M. Lyons

                                    William M. Lyons
                                    Executive Vice President


                                American Century Investment Management, Inc.


                                By: /s/ William M. Lyons

                                    William M. Lyons
                                    Executive Vice President

                                American Century Mutual Funds, Inc.


                                By: /s/ William M. Lyons

                                    William M. Lyons
                                    Executive Vice President

                                    James E. Stowers, Jr.

                                By: /s/ William M. Lyons
                                    William M. Lyons
                                    Under Power of Attorney dated 2/3/97


                                    POWER OF ATTORNEY

                                    The undersigned does hereby appoint
                                    William M. Lyons and David H. Reinmiller, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities held by the undersigned, American Century Companies, Inc., American Century Investment Management, Inc. and Benham Management Corporation, directly and beneficially, and to be reported pursuant to Sections 13(d), 13(f), and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

                                    /s/ James E. Stowers, Jr.
                                    James E. Stowers, Jr.